Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Flowr Corporation

We consent to the use in this Registration Statement on Form 40-F of:

1.

our report, dated October 26, 2018, on the financial statements of The Needle Capital Corp. which comprise the statements of financial position as at June 30, 2018 and June 30, 2017, and the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the year ended June 30, 2018 and the period from June 1, 2016 (date of incorporation) to June 30, 2017 and notes, comprising a summary of significant accounting policies and other explanatory information,

2.

our report, dated August 29, 2017, on the financial statements of The Needle Capital Corp., which comprise the statement of financial position as at June 30, 2017, and the statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the period from June 1, 2016 (date of incorporation) to June 30, 2017 and notes, comprising a summary of significant accounting policies and other explanatory information, and

3.

our report, dated July 24, 2018, on the financial statements of The Flowr Corporation, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2017 and for the period from formation on November 2, 2016 to December 31, 2016, and a summary of significant accounting policies and other explanatory information.

which is included in this Registration Statement on Form 40-F being filed by The Flowr Corporation with the United States Securities and Exchange Commission.

Mississauga, Ontario

February 4, 2019	Chartered Professional Accountants

Licensed Public Accountants